UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

First Majestic Silver Corp.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

32076V103
(CUSIP Number)

December 31, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.
☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 32076V103	SCHEDULE 13G	Page 2 of 7

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wheaton Precious Metals Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 20,239,590
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 20,239,590
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,239,590
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.7% (1)
12	TYPE OF REPORTING PERSON CO

(1)
The ownership percentage is based on an aggregate of 208,112,072 common shares, no par value, of the Issuer (the “Common Shares”) issued and outstanding as of the close of business on December 31, 2019, as confirmed to the reporting persons on February 10, 2020 by the Issuer.

CUSIP No. 32076V103	SCHEDULE 13G	Page 3 of 7

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wheaton Precious Metals International Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 32076V103	SCHEDULE 13G	Page 4 of 7

ITEM 1.	(a)	Name of Issuer:

First Majestic Silver Corp. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

925 West Georgia Street, Suite 1800
Vancouver, British Columbia
V6C 3L2
Canada

ITEM 2.	(a)	Name of Person Filing:

This Amendment no. 1 to Schedule 13G is being jointly filed by the following reporting persons (each a “Reporting Person” and collectively, the “Reporting Persons”):

Wheaton Precious Metals Corp. (“Wheaton”); and Wheaton Precious Metals International Ltd., a direct, wholly owned subsidiary of Wheaton (“Wheaton International”).

	(b)	Address of Principal Business Office, or if None, Residence:

The Principal Business Office of Wheaton is:

Suite 3500 - 1021 West Hastings Street
Vancouver, British Columbia
V6E 0C3
Canada

The Principal Business Office of Wheaton International is:

Suite 300, 94 Solaris Avenue
Camana Bay
P.O. Box 1791 GT, Grand Cayman
Cayman Islands KY1-1109

	(c)	Citizenship:

Wheaton is a corporation organized under the laws of Ontario, Canada.
Wheaton International is a company organized under the laws of the Cayman Islands.

	(d)	Title of Class of Securities:

Common shares, no par value (the “Common Shares”)

	(e)	CUSIP Number:

32076V103

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

CUSIP No. 32076V103	SCHEDULE 13G	Page 5 of 7

ITEM 4.	OWNERSHIP

(a) Amount beneficially owned:

See Row 9 of the cover page for each Reporting Person.

(b) Percent of class:

See Row 11 of the cover page for each Reporting Person.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

See Row 5 of the cover page for each Reporting Person.

(ii) Shared power to vote or to direct the vote

See Row 6 of the cover page for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of

See Row 7 of the cover page for each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of

See Row 8 of the cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Exhibit 99.1.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.	CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 32076V103	SCHEDULE 13G	Page 6 of 7

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 2020

WHEATON PRECIOUS METALS CORP.

By:	/s/ Curt Bernardi
Name: Curt Bernardi
Title: Senior Vice President, Legal and Corporate Secretary

WHEATON PRECIOUS METALS INTERNATIONAL LTD.

By:	/s/ Nik Tatarkin
Name: Nik Tatarkin
Title: President

CUSIP No. 32076V103	SCHEDULE 13G	Page 7 of 7

EXHIBIT INDEX

Exhibit Number	Description
99.1	Members of Filing Group.*
99.2	Joint Filing Agreement by and between Wheaton Precious Metals Corp. and Wheaton Precious Metals International Ltd., dated as of May 21, 2018.*

* Previously filed.